LRN: 5874024

AD FOR DA ON X

COPY:

With TKNZ, investors can get broad token exposure in a hassle-free way.

Click here for full prospectus information: prospectus-express.broadridge.com

VIDEO:

VIDEO PREVIOUSLY APPROVED FOR SOCIAL VIA LRN: 5799627